FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

CARDERO RESOURCE CORP. (the “Issuer”)

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

April 11, 2007

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is April 11, 2007.  The press release was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange, Canada Stockwatch, Market News Publishing and CCN Matthews.

Item 4.	Summary of Material Change

The Issuer has realigned its management, added new employees and granted 450,000 incentive stock options at $3.28 for two years.

Item 5.	Full Description of Material Change

The Issuer has appointed Mr. Keith Henderson, Euro. Geol., as Vice-President, Exploration.  Dr. Mark Cruise, the Issuer’s current Vice-President, Exploration, has become the Issuer’s Vice-President - Business Development, assuming primary responsibility for evaluating all new project opportunities, assessments and corporate investments/acquisitions.  In addition, Mr. Lawrence (Larry) W. Talbot has joined the Issuer as Vice President & General Counsel and Ms. Tansy O’Connor-Parsons, MSc. has joined as Senior Geochemist.

Keith Henderson

Mr. Keith Henderson was educated in Ireland, graduating from Queens University Belfast with B.Sc. (Hons) Geology and subsequently from University College Dublin with M.Sc. Petroleum Geology.

Mr. Henderson has been involved in mineral exploration since 1995.  Having worked in Europe, Africa and North America, he has extensive expertise in a variety of deposit types and commodities including gold, zinc, nickel, copper and coal.  Mr. Henderson began his exploration career with the CSA Group, initially spending 3 years in Tanzania where he managed a large gold exploration program.  He also worked extensively in Ireland on regional zinc exploration and in southern Africa on a range of exploration and development projects.

In 2001, Mr. Henderson was employed by the Exploration Division of Anglo American plc, managing regional zinc exploration programs in Ireland and Canada, including a successful near-mine zinc exploration program at the Lisheen Mine (Ireland) in addition to initiating joint venture negotiations for exploration rights.

In 2005 Mr. Henderson was transferred to Anglo American Exploration in Vancouver to add-value to a variety of North American nickel and copper projects.  Most recently, he was Project Manager for Anglo Coal’s newly incorporated Canadian subsidiary, managing all aspects of project start-up together with an extensive exploration and resource definition program.

Lawrence Talbot

Mr. Lawrence Talbot is a mining lawyer with over 20 years experience in representing a wide range of clients in the mining industry, from individual prospectors and junior and mid-size explorers and producers through to major mining companies, in both the hard-rock and industrial mineral fields.  Prior to July 1, 2006, he was a partner in one of Canada's largest law firms.  He has extensive experience acting for public natural resource companies and providing advice on all aspects of their businesses, including mineral property transactions and financings, corporate finance, securities and regulatory matters, corporate governance and shareholder issues, and all aspects of corporate acquisitions, takeovers, divestitures and reorganizations.

Mr. Talbot has been a director of the Issuer since 2003.  He is also the Vice-President and General Counsel of both Wealth Minerals Ltd. and International Tower Hill Mines Ltd.

Tansy O’Connor-Parsons

Ms. Tansy O’Connor-Parsons recently completed her M.Sc. (Geology) at Acadia University, Nova Scotia on the world-class Golden Mile Deposit, Western Australia.  Ms. O’Connor-Parsons has 7 years experience acquired in a variety of geological settings.  Most recently, she worked as Quality Control Geochemist for Anglo American Exploration (Canada) Ltd.  While with Anglo, Ms. O’Connor-Parsons planned and executed various geochemical sampling programs for copper and zinc in both Canada and Mexico, including interpretation of geochemical data, database implementation and assessing the quality control of the analytical data.

Stock Options

The Issuer has, pursuant to its 2002 Incentive Stock Option Plan, granted incentive stock options to employees to purchase up to 450,000 common shares at a price of $3.28 for a period of two years, expiring on April 11, 2009.

All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States disclosure filings via www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Henk Van Alphen, President & CEO

Business Telephone No.:  (604) 408-7488

Item 9.	Date of Report

April 17, 2007